Impakt Launches a Virtual World of Fitness with AI Coaches

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Impakt Inc. →
Jan 04, 2023, 11:07 ET

LAS VEGAS, Jan. 4, 2023 /PRNewswire/ -- vSports by Impakt, a global leader in body tracking and body analysis computer vision software, has launched a virtual world of fitness with AI coaches. Impakt's advanced motion-tracking software allows avatars to mirror human movements in virtual worlds and simultaneously analyze exercises performed in real-time through a webcam or smartphone.

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vSports Platform Intro Video



vSports Demo Play



vSports Cover Card

As remote work and at-home learning continue to trend, Impakt's revolutionary world of vSports (virtual sports) facilitates a new experience in fitness that is both fun and social from the convenience of home. Members are provided with building tools and an SDK to build various worlds for other members to experience. Web-based experiences can be experienced at https://vsports.me/

Along with the launch of this virtual world, Impakt is also excited to announce the solicitation* of their pre-seed equity round under SEC regulations which is open to all accredited investors at: www.wefunder.com/vsports

*Impakt Inc. is currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

vSports by Impakt will be on display during CES 2023 at booth #61310 in the Venetian Expo. For more information, please visit https://ces.vporoom.com/impakt

About Impakt Inc.

Based in the USA and founded in 2020, Impakt is a world-leading tech-focused enterprise dedicated to making fitness fun, social, and accessible to everyone. Led by Silicon Valley veterans from Twitch, Netscape, and Activision, Impakt partners with professional athletes and hall-of-famers to make their vision a reality.

SOURCE Impakt Inc.